

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Joel I. Wilson
Co-Chief Executive Officer
American Realty Funds Corporation
501 S. Euclid
Bay City, Michigan 48706

Re: **American Realty Funds Corporation**
        Amendment No. 2 to Registration Statement on Form S-11
        Filed February 11, 2011
        File No. 333-170828

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us whether there have been any defaults by any of the purchasers of properties to date.

Prospectus Cover Page

2.   We note on the Prospectus Cover Page you provide a cross-reference to the Risk Factors and you indicate they begin on page 6. We further note that the Risk Factors begin on page 7. Please revise accordingly.

3.   We note your revised disclosure in the summary and business sections that the company holds marketable and equitable title to six of the properties and marketable title to five of

the properties. Please explain whether equitable title is given to the purchasers of the land contracts or if there is another reason why the company does not hold equitable title to five of the properties.

Table of Contents

4.   We note your response to comment 1 of our letter dated January 31, 2011. We note you indicate in your Table of Contents that the Index to Financial Statements is located on page F-1. We further note that the Index to Financial Statements as of June 30, 2010, is located on page F-2. Please revise your Table of Contents accordingly. In addition, we note that your Index to Financial Statements as of September 30, 2010 also begins on a page numbered F-2. Please revise your Table of Contents and your page numbers to clarify.

Prospectus Summary, page 1

Business Summary, page 1

5.   We note you indicate on pages 1 and 41 that you purchased eleven properties for a total of $297,222. We further note you indicate in footnote 2 on page 42 that you paid a total of $296,316 for the properties. Please revise to reconcile.

6.   We note your response to comment 4 of our letter dated January 31, 2011 in which you have revised your Business Summary to provide more information on your land contracts and your intention to sell the properties to buyers who are generally unable to obtain mortgage financing from third parties. Please continue to revise your Business Summary to discuss key aspects of the offering, such as the company's intention to rely on installment plans in selling the properties as disclosed on page 39.

Warrants, page 23

7.   We note you indicate that your board of directors has authorized the issuance of a warrant to purchase 1,200,000 common shares, which is held by one holder of record. Please identify the holder of record.

Background Information about our Officers and Directors, page 31

8.   We note your response to comment 9 of our letter dated January 31, 2011. Please continue to revise this section to briefly describe the business experience during the past five years of each director and executive officer. For example purposes only, we note you indicate Mr. Wilson has "actively managed the operations of a life insurance, financial advisory and broker dealer businesses" during the last five years. We further note you indicate Mr. Kazee has "actively managed the operations of a real estate agency, residential mortgage, private lending and insurance businesses" during the last five years. In describing the business experience of your executive officers and directors, please provide the principal occupations and the name and principal business of any

organization in which such occupations were carried on during the past five years. Please refer to Item 401(e) of Regulation S-K.

9.   We note you indicate on page 32 that Mr. Kazee has owned businesses. In describing the business experience of your directors and executive officers for the past five years, please identify the corporations or organizations owned by each individual in which their employment was carried out.

Code of Ethics, page 33

10. We note you indicate on page 33 that you plan to adopt a written code of business conduct and ethics which will apply to your chief executive officer, chief financial officer, chief accounting officer and all persons providing similar functions. We further note you indicate on page 54 that you have adopted a code of business conduct and ethics for all directors, officers and employees. Please revise to reconcile.

Certain Relationships and Related Party Transactions, page 36

11. We note your response to comment 12 of our letter dated January 31, 2011 in which you have filed your sublet agreement with The Diversified Group Partnership Management, LLC as Exhibit 10.7. We note Exhibit 10.7 identifies the address of the office space you rent as 501 W. Eulicid Avenue and the rent as $5,000 per month. We further note that within your registration statement you identify the address of the office space you rent as 501 S. Euclid Avenue and the rent as $500 per month. Please revise or explain.

12. We note your response to comment 13 of our letter dated January 31, 2011 in which you have identified 1 Stop Realty and Mortgage Services, LLC as the real estate agency you entered into the agreement with. We note you indicate on pages 45 and 49 that you hired 1 Stop Realty to sell each of the eleven properties you own. We further note you have not filed this agreement as an exhibit. We therefore re-issue our prior comment, in part. Please refer to Item 601(b)(10) of Regulation S-K and file your agreement with 1 Stop Realty and Mortgage Services, LLC as an exhibit, or tell us why you are not required to do so.

Description of Business, page 38

13. We note you indicate on page 38 that you used $281,785 to acquire ten residential real estate properties. We further note you indicate throughout the document that since inception you have purchased eleven single family properties. Please revise to update.

14. We note your response to comment 4 of our letter dated January 31, 2011 in which you have revised your Business Summary to briefly discuss the land contracts. Please revise your prospectus to provide more detailed disclosure of your land contracts in your Description of Business section.

Regulation of our business, page 40

15.   Please discuss whether any state laws would regulate the terms of the land contracts or installment plans.

Dodd-Frank Wall Street Reform Act, page 41

16.   We note you indicate that the Dodd-Frank Wall Street Reform Act regulates, in part, the type of land contract agreements you enter into. Please refer to Item 102(h)(ix) and revise to disclose the effect of existing or probable government regulations on your business.

Americans with Disabilities Act, page 40

17.   We note you indicate that expenditures could have a material adverse effect on your ability to pay dividends to shareholders at historical levels. We further note you have not yet declared a dividend. Please revise or clarify.

Properties, page 41

18.   We note your response to comment 19 in our letter dated January 31, 2011 and your disclosure in footnote (1) to the table on page 42 that the company holds legal title to all properties. Please discuss whether the company holds legal title in fee simple for all of the properties. If not, please disclose the type of ownership. See Item 14(b) of Form S-11.

19.   Please revise your table on page 42 to include the cost basis of your properties, including any improvements made after purchase, either in place of the purchase price or in addition to it.

20.   We note from footnote 2 to the table on page 42 that the values in the column Estimated Value should be management's opinion of the current market value of each property, less 6% for estimated sales and marketing costs, yet for all but one of the properties sold under a land contract, the value presented is the gross sales price, and does not exclude sales and marketing costs. Please revise these values to exclude sales and marketing costs. Additionally, we note that for certain of the properties, commissions paid to the related-party real estate agent will exceed 6% of the value of the property. Please ensure that you have a reasonable basis for the estimated costs you present in the table.

21.   Please add a note to the table, or revise the existing footnotes to clarify the amount of the down payments received that were provided for by loans from a related party.

Customers, page 43

22.   Please revise your disclosure to indicate what portion of the $28,925 received from sales under land contracts was provided for by loans from a related party.

Selection, Management and Custody of Our Investments, page 45

23.   We note your response to comment 23 of our letter dated January 31, 2011. Please revise your disclosure within this section to include the name and principal occupations during the last five years of each principal executive officer of each of the affiliated entities you have utilized, or will utilize, of the activities listed in Item 24(a) of Form S-11. Please refer to Instruction 1 to Item 24 of Form S-11.

Summary Compensation Table, page 47

24.   We note your response to comment 27 of our letter dated January 31, 2011 in which you indicate you have updated the Summary Compensation Table. We further note you do not include the founders' shares issued on February 22, 2010 in your Summary Compensation Table. Please include the founders' shares in your Summary Compensation Table, or explain why you are not required to do so.

25.   We note you include a reference to footnote (1) in the Stock Awards column of your Summary Compensation Table. We further note that you do not provide a corresponding footnote. Please revise.

Material Agreements, page 46

26.   We note your response to comment 28 of our letter dated January 31, 2011 in which you have revised this section to disclose the amount of base salary per month that each officer will receive. We note you have not further revised your disclosure to discuss the principal terms of each employment agreement. Therefore, we re-issue our prior comment in part. Pleases refer to Item 402(o)(1) of Regulation S-K and disclose the material terms of each named executive officer's employment agreement.

Consulting Agreement with Public Financial Services, LLC, page 46

27.   We note you indicate you are obligated to pay additional cash consulting fees of $10,000 upon achievement of certain milestones. Please revise your disclosure to provide details as to the milestones when you will be obligated to pay additional cash consulting fees.

Plan of Operations, page 49

28.   We note your response to comment 29 of our letter dated January 31, 2011 and we reissue our prior comment. We note your disclosure that you intend to market properties through independent real estate agents, which appears to contradict your disclosure on page 49 that you engaged 1 Stop Realty and Mortgage Services, LLC, a real estate agency controlled by Mr. Kazee, to list all eleven of the properties you own. We further note you indicate on pages 37 and F-10 that while you do not have an agreement with 1 Stop to sell any other properties you purchase, you may engage their services in the future. Please revise.

Financial Statements as of and for the three months ended September 30, 2010

Inventory – Residential Properties, page F-6

29.   We have reviewed your response to comment 31, and note your response that you have
        added the required disclosure, but it does not appear any changes were made to the
        financial statements or related notes in response to this comment. We note from your
        disclosure throughout the document, and from your sales history to date, that you intend
        to sell properties under land contracts, which will be accounted for under the deposit
        method, resulting in the real property assets remaining assets on your balance sheets for
        periods far in excess of one year. Given your intent to sell these properties under land
        contracts, please tell us how you have determined that your real property assets should
        not be classified as long-term assets on your balance sheet from the date of purchase, and
        depreciated over their usable lives once placed in service.

Note 8: Subsequent Events, page F-9

30.   We note that the interest rates charged to your purchasers under land contracts to date
        seem to be well below market rates that such buyers, who are unable to otherwise obtain
        a loan and who are putting very little money down out of pocket, would expect to pay.
        Given the discounted interest rate, it appears that the present value of the cash flows to be
        received under each contract is likely less than the carrying value of the corresponding
        property. Please tell us whether you have recorded any impairments on your real
        property assets subsequent to September 30, 2010.

31.   Please tell us, and disclose in future filings, the types and amounts of fees and costs paid
        by you, as the seller in a typical land contract sale, both at the initial sale of the property,
        and at the conclusion of the land contract, and disclose the types and amounts of fees paid
        by the buyer to you or any related parties in conjunction with these sales.

Exhibits

32.   We note your response to comment 35 of our letter dated January 31, 2011 in which you
        have correctly re-filed exhibits 10.5 and 10.6 however, we reissue our prior comment.
        We note that you have filed several of your exhibits as a series of separate jpeg images,
        e.g. see exhibits 3.1, 3.3 and 3.4. Please note that while it is appropriate to file electronic
        documents with images in them, it is not appropriate to file an entire document as an
        image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the
        EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct
        document formats.

33.   We note that exhibit 10.9 Form of Land Contract is not executed. Where two or more
        contracts are substantially identical, the company should file one executed copy of the
        contract and include a schedule that indentifies the omitted contracts and sets forth the

material details in which such contracts differ from the contract that was filed. See Instruction 2 to Item 601 of Regulation S-K.

<u>Signatures, page II-6</u>

34.   We note that your registration statement is not signed by your Chief Financial Officer. Please revise to include all signatures required by Instruction 1 to Signatures of Form S-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joel Arberman
        Public Financial Services, LLC
        Via *facsimile*: (678) 559-0271